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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

IPIX CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

46059S200

(Cusip Number)

Michael D. Roberts
Sherrard & Roe, PLC
424 Church Street, Suite 2000
Nashville, TN 37219
(615) 742-4200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 17, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46059S200			Page 1 of 6

1.	Name of Reporting Person: First Avenue Partners, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Tennessee

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 701,841[1]

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 577,054[2]

		10.	Shared Dispositive Power: 666,637

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,243,691[3]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.8%[4]

14.	Type of Reporting Person (See Instructions): PN

[1] Consists of 176,415 shares of Common Stock and shares of Common Stock issuable upon conversion of 57,065 shares of Series B Preferred Stock. Each share of Series B Preferred Stock is currently convertible into 9.2075 shares of Common Stock (subject to adjustment—See Item 4 of the Schedule 13D).

[2] Consists of 51,628 shares of Common Stock and shares of Common Stock issuable upon conversion of 57,065 shares of Series B Preferred Stock. Each share of Series B Preferred Stock is currently convertible into 9.2075 shares of Common Stock (subject to adjustment—See Item 4 of the Schedule 13D).

[3] First Avenue shares the power to dispose or direct the disposition of 666,637 shares of common stock with Image (defined herein in Item 5). Of such shares First Avenue disclaims beneficial ownership of 541,850 shares of common stock for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

[4] Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, First Avenue’s actual voting interest is 3.3% because all shares of Series B Preferred Stock vote on an as-converted basis with the Common Stock.

CUSIP No. 46059S200

Item 1. Security and Issuer

     This Amendment No. 4 to Schedule 13D (this “Amendment”) relates to the Common Stock, $.001 par value per share (the “shares”), of IPIX Corporation, a Delaware corporation (the “Company”), and is being filed on behalf of the undersigned to amend the Schedule 13D originally filed on October 9, 2001 (the “Schedule 13D”) and amended on May 31, 2002, May 13, 2004 and June 18, 2004 (the “Third Amendment”). The principal executive offices of the Company are located at 3160 Crow Canyon Road, Suite 400, San Ramon, CA 94503, (925) 242-4000. Unless otherwise indicated, all capitalized terms used herein but not defined shall have the same meaning as set forth in the Schedule 13D.

Item 4. Purpose of Transaction

     The nineteenth paragraph of Item 4 of the Schedule 13D is amended and restated in its entirety as follows:

     On May 28, 2004, Image (as defined in Item 5) and First Avenue entered into an agreement to share the power to dispose or direct the disposition of 1,869,776 shares of common stock by executing sales through a broker-dealer into the market pursuant to Stock Trading Plans adopted by Image and First Avenue on that date in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934 (the “10b5-1 Trading Plans”). On June 3, 2004, Image converted 66,024 shares of Series B Preferred Stock into 607,916 shares of common stock and received 36,690 shares of common stock for dividends accrued through the date of conversion as required under the terms of the preferred stock. On June 3, 2004, First Avenue converted 15,205 shares of Series B Preferred Stock into 140,000 shares of common stock and received 8,450 shares of common stock for dividends accrued through the date of conversion as required under the terms of the preferred stock. On June 9, 2004, Image converted 16,506 shares of Series B Preferred Stock into 151,979 shares of common stock and received 9,158 shares of common stock for dividends accrued through the date of conversion as required under the terms of the preferred stock. On June 9, 2004, First Avenue converted 7,700 shares of Series B Preferred Stock into 70,898 shares of common stock and received 4,272 shares of common stock for dividends accrued through the date of conversion as required under the terms of the preferred stock. On June 17, 2004, First Avenue converted 8,145 shares of Series B Preferred Stock into 74,995 shares of common stock and received 4,194 shares of common stock for dividends accrued through the date of conversion as required under the terms of the preferred stock. On June 18, 2004 Image converted 23,018 shares of Series B Preferred Stock into 211,938 shares of common stock and received 11,853 shares of common stock for dividends accrued through the date of conversion as required under the terms of the preferred stock.

As of July 1, 2004, Image and First Avenue have sold 1,203,139 shares of common stock by executing sales through a broker-dealer into the market pursuant to the 10b5-1 Trading Plans.

Item 5. Interest in Securities of the Issuer

     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) First Avenue may be deemed to beneficially own 1,243,691 shares of common stock. Such shares, based on the capitalization of the Company as of June 18, 2004 (in accordance with

CUSIP No. 46059S200

information provided by Company counsel), constitute 6.8% of the common stock. However, First Avenue’s actual voting interest is 3.3% because all shares of Series B Preferred Stock vote on an as-converted basis with the common stock and because First Avenue does not have the power to vote a portion of the shares that it may be deemed to beneficially own.

     On May 28, 2004, Image and First Avenue entered into an agreement to dispose of 1,869,776 shares of common stock of the Company by executing sales through a broker-dealer into the market pursuant to 10b5-1 Trading Plans adopted by Image and First Avenue.

     Based on information available to First Avenue, Image may be deemed to beneficially own 4,956,068 shares of common stock, constituting 22.2% of the outstanding common stock of the Company.

     (b) Of the 1,243,691 shares of common stock beneficially owned by First Avenue, First Avenue has sole power to vote or to direct the vote of 701,841 shares of common stock; has sole power to dispose or direct the disposition of 577,054 shares of common stock; and has shared power to dispose or direct the disposition of 666,637 shares of common stock.

     The 701,841 shares of common stock beneficially owned by First Avenue over which it has the sole power to vote or direct the vote are comprised of (i) 176,415 shares of common stock and (ii) 525,426 shares of common stock underlying 57,065 shares of Series B Preferred Stock.

     The 577,054 shares of common stock beneficially owned by First Avenue over which it has the sole power to dispose or direct the disposition are comprised of (i) 51,628 shares of common stock and (ii) 525,426 shares of common stock underlying 57,065 shares of Series B Preferred Stock.

     First Avenue has shared power to dispose or to direct the disposition of 666,637 shares of common stock (the “Agreement Shares”) as a result of entering into 10b5-1 Trading Plans on May 28, 2004. First Avenue has sole power to vote or direct the vote of 124,787 of the Agreement Shares. First Avenue disclaims beneficial ownership of 541,850 shares of the Agreement Shares, the portion over which it has no power to vote or direct the vote, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act.

     The principal business of Image Investor Portfolio, a separate series of Memphis Angels, LLC, consists of investments in securities of public and private technology companies, and its principal place of business is c/o Paradigm Capital Equity Partners, LLC, 1661 International Drive, Suite 330, Memphis, TN 38120.

     To the knowledge of First Avenue, Image has the following interests in the securities of IPIX Corporation:

Image Investor Portfolio, a separate	Common Stock	Percent
series of Memphis Angels, LLC	Beneficially Owned	of Class

Sole Voting Power	4,831,281
Shared Voting Power	0
Sole Dispositive Power	4,289,431
Shared Dispositive Power	666,637
Aggregate Amount Beneficially Owned	4,956,068	22.2%

CUSIP No. 46059S200

(c)	Transactions in the common stock of IPIX Corporation by First Avenue and Image since June 2, 2004[5] are as follows:

June 3, 2004

Image: Issuance of 644,606 shares of common stock upon conversion of 66,024 shares of Series B Preferred Stock and for dividends accrued through the date of conversion as required under the terms of the preferred stock.

First Avenue: Issuance of 148,450 shares of common stock upon conversion of 15,205 shares of Series B Preferred Stock and for dividends accrued through the date of conversion as required under the terms of the preferred stock.

June 3, 2004

Image: Sale of 476,336 shares of common stock for a price per share of $11.1416 in an open market transaction.

First Avenue: Sale of 109,698 shares of common stock for a price per share of $11.1416 in an open market transaction.

June 9, 2004

Image: Issuance of 161,137 shares of common stock upon conversion of 16,506 shares of Series B Preferred Stock and for dividends accrued through the date of conversion as required under the terms of the preferred stock.

First Avenue: Issuance of 75,170 shares of common stock upon conversion of 7,700 shares of Series B Preferred Stock and for dividends accrued through the date of conversion as required under the terms of the preferred stock.

June 9, 2004

Image: Sale of 283,554 shares of common stock for a price per share of $13.5784 in an open market transaction.

First Avenue: Sale of 65,302 shares of common stock for a price per share of $13.5784 in an open market transaction.

[5] First Avenue is reporting transactions since June 2, 2004, rather than since the most recent filing of Schedule 13D, because information provided in the Third Amendment regarding the number of shares of Common Stock issued to First Avenue and Image for dividends accrued through the date of conversion with respect to conversion of shares of Series B Preferred Stock on June 3, 2004 and June 9, 2004 were reported incorrectly in the Third Amendment due to a miscalculation by the Company of the number of shares so issuable.

CUSIP No. 46059S200

June 16, 2004

Image: Sale of 6,096 shares of common stock for a price per share of $15.0019 in an open market transaction.

First Avenue: Sale of 1,404 shares of common stock for a price per share of $15.0019 in an open market transaction.

June 17, 2004

Image: Sale of 211,940 shares of common stock for a price per share of $15.0041 in an open market transaction.

First Avenue: Issuance of 79,189 shares of common stock upon conversion of 8,145 shares of Series B Preferred Stock and for dividends accrued through the date of conversion as required under the terms of the preferred stock.

First Avenue: Sale of 48,809 shares of common stock for a price per share of $15.0041 in an open market transaction.

June 18, 2004

Image: Issuance of 223,791 shares of common stock upon conversion of 23,018 shares of Series B Preferred Stock and for dividends accrued through the date of conversion as required under the terms of the preferred stock.

     Other than under the transactions described above, no transactions in the Common Stock of the Company have been effected by First Avenue or GP since the most recent filing of Schedule 13D.

     (d) To the knowledge of First Avenue, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

     (e) Not applicable.

(Remainder of Page Intentionally Left Blank)

CUSIP No. 46059S200

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated July 1, 2004

FIRST AVENUE PARTNERS, L.P.
By:	Front Street, LLC,
its general partner

By:	/s/ David M. Wilds
David M. Wilds, Member